SembCorp Industries

RECEIVED

2006 DEC 21 A 10:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

06019454

SUPPL

6 December 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

May

Kwong Sook May
Company Secretary

PROCESSED
DEC 26 2006
THOMSON
FINANCIAL

Encs

Dec 12/28

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 199802241 8D

SEMBCORP UNWINDS INTEREST IN WUXI GARDEN CITY MALL HOTEL CO. LTD.

Singapore, December 6, 2006 – In line with its strategy to sharpen its focus on its core businesses, SembCorp Industries Ltd ("SembCorp") announces that its subsidiary, Singapore-Wuxi Investment Holdings Pte Ltd ("SWIH") has today entered into a conditional sale and purchase agreement for the transfer of its stake in Wuxi Garden City Mall Hotel Co. Ltd ("WGCM") to Park Hotel Strategic Investments Limited ("Park Hotel"). WGCM is a company incorporated in the People's Republic of China which owns, operates and manages a hotel and shopping mall in Wuxi, China. SembCorp's effective stake in WGCM is 87.95%. Pursuant to the conditional sale and purchase agreement, all interests in WGCM are to be consolidated and held through a special purpose vehicle to be incorporated in Singapore, which will then be transferred to Park Hotel.

The total consideration comprises a nominal share purchase price for the transfer of all the shares in the special purpose vehicle to Park Hotel, and US$60 million for the assumption by Park Hotel of loans extended by various SembCorp entities to WGCM. The total consideration was decided after taking into account the loans extended by various SembCorp entities and the negative net tangible asset value of WGCM, and also with reference to an independent valuation of WGCM's assets obtained in 2005. Completion of the deal is targeted for March 31, 2007.

The transaction will result in write back by SembCorp of provisions for loans of approximately S$83 million. The financial impact will be recorded in SembCorp's FY2006 full year results as an exceptional gain.

None of the Directors or controlling shareholders of SembCorp have any interest, directly or indirectly, in the transaction.

By Order of the Board
Kwong Sook May
Company Secretary

- E N D -

Analysts and media, please contact:

FOCK Siu Ling (Ms)
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com.sg

Aleve CO (Ms)
Group Corporate Relations
DID: +65 6723 3011
Email: aleve.co@sembcorp.com.sg

ABOUT SEMBCORP INDUSTRIES

SembCorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities and energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental management services in the region.

SembCorp Industries has total assets of over S$7.0 billion and employs more than 8,000 employees.

Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.